May 7, 2012

VIA EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Megan M. Akst, Staff Accountant

RE:	DynaVox Inc.
Form 10-K for the Fiscal Year Ended July 1, 2011
Filed September 27, 2011
File No. 001-34716

Dear Ms. Akst:

This letter sets forth the response of DynaVox Inc. (the “Company”) to the comment made in the Staff’s letter to Edward L. Donnelly, Jr., dated April 27, 2012. The Company’s response is set forth below, with your comment repeated and our response immediately following.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.	We note from your response to our prior comment 2 that your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended July 2, 2010 is apparently intended to be a non-GAAP presentation. Non-GAAP income statements are generally prohibited considering the Division’s Compliance & Disclosure Interpretations Question 102.10 - Non-GAAP Financial Measures, updated as of July 8, 2011. In this regard your presentation should comply with Article 11 of Regulation S-X. Please tell us the relevant material pro forma adjustments that would be required by Article 11 of Regulation S-X for the presentation of these pro forma statements to comply with guidance. If material relevant adjustments exist, please explain how you determined that inclusion of this information in the filing would not be beneficial to an investor.

We acknowledge the Staff’s comment and advise the staff that the Company will not include in its Annual Report on Form 10-K for fiscal 2012 the table included on page 37 of its Annual Report on Form 10-K for fiscal 2011. As discussed with the Staff on May 2, 2012, however, the Company would include, accompanied by appropriate textual disclosure and situated proximately

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com

RE:	DynaVox Inc. - File No. 001-34716
Response to SEC Comment Letter, dated April 27, 2012

to the related discussion of such line items, the three tables set forth on the annex attached to this letter. The Company believes that this information is meaningful to investors and does not believe that these tables, which each present only a selected subset of the line items appearing on the Company’s consolidated statement of income, would be viewed by readers of the report as a non-GAAP financial statement.

*******

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended, and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information prior to our response please contact me at (412) 222-7766 or Ken.Misch@dynavoxtech.com.

Sincerely,

/s/ Kenneth D. Misch
Kenneth D. Misch
Chief Financial Officer
(Principal Financial Officer)

cc:	Craig D. Wilson
Mark Shuman, Esq.
Ryan Houseal, Esq.
Joshua Ford Bonnie, Esq.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com

ANNEX

Table 1

	(Dollars in thousands)
	Successor				Aggregated(1)		Successor		Predecessor
	Fifty-Two Weeks Ended June 29,	% of	Fifty-Two Weeks Ended July 1,	% of	(a + b) Fifty-Two Weeks Ended July 2,	% of	(a) Period from April 28, 2010 to July 2,	% of	(b) Period from July 4, 2009 to April 27,	% of	Fifty-Three Weeks Ended July 3,	% of
	2012	Net sales	2011	Net sales	2010	Net sales	2010	Net sales	2010	Net sales	2009	Net sales
Net sales			$108,103	100.0%	$114,299	100.0%	$25,803	100.0%	$88,496	100.0%	$91,160	100.0%
Cost of sales			32,251	29.8%	27,933	24.4%	6,178	23.9%	21,755	24.6%	24,366	26.7%

Gross profit			75,852	70.2%	86,366	75.6%	19,625	76.1%	66,741	75.4%	66,794	73.3%

(1)	Represents aggregated Predecessor and Successor results for the period presented. The combined results should not be used in isolation or substitution of Successor and Predecessor results.

Table 2

	(Dollars in thousands)
	Successor				Aggregated(1)		Successor		Predecessor
	Fifty-Two Weeks Ended June 29,	% of	Fifty-Two Weeks Ended July 1,	% of	(a + b) Fifty-Two Weeks Ended July 2,	% of	(a) Period from April 28, 2010 to July 2,	% of	(b) Period from July 4, 2009 to April 27,	% of	Fifty-Three Weeks Ended July 3,	% of
	2012	Net sales	2011	Net sales	2010	Net sales	2010	Net sales	2010	Net sales	2009	Net sales
Selling and marketing			$35,567	32.9%	$34,127	29.9%	$5,342	20.7%	$28,785	32.5%	$28,152	30.9%
Research and development			9,888	9.1%	10,106	8.8%	2,194	8.5%	7,912	8.9%	6,886	7.6%
General and administrative			18,480	17.1%	17,841	15.6%	5,542	21.5%	12,299	13.9%	11,854	13.0%
Amortization of certain intangibles			445	0.4%	1,078	0.9%	87	0.3%	991	1.1%	468	0.5%
Impairment loss			1,262	1.2%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

(1)	Represents aggregated Predecessor and Successor results for the period presented. The combined results should not be used in isolation or substitution of Successor and Predecessor results.

A-1

Table 3

	(Dollars in thousands)
	Successor				Aggregated(1)		Successor		Predecessor
	Fifty-Two Weeks Ended June 29,	% of	Fifty-Two Weeks Ended July 1,	% of	(a + b) Fifty-Two Weeks Ended July 2,	% of	(a) Period from April 28, 2010 to July 2,	% of	(b) Period from July 4, 2009 to April 27,	% of	Fifty-Three Weeks Ended July 3,	% of
	2012	Net sales	2011	Net sales	2010	Net sales	2010	Net sales	2010	Net sales	2009	Net sales
Interest expense			(2,650)	(2.5)%	(6,801)	(6.0)%	(440)	(1.7)%	(6,361)	(7.2)%	(8,420)	(9.2)%
Change in fair value and net loss on interest rate swap agreement			(81)	(0.1)%	(746)	(0.7)%	(87)	(0.3)%	(659)	(0.7)%	(1,588)	(1.7)%
Loss on extinguishment of debt			—	0.0%	(2,441)	(2.1)%	(2,441)	(9.5)%	—	0.0%	—	0.0%
Other (expense) income—net			513	0.5%	(95)	(0.1)%	(10)	0.0%	(85)	(0.1)%	(518)	(0.6)%

(1)	Represents aggregated Predecessor and Successor results for the period presented. The combined results should not be used in isolation or substitution of Successor and Predecessor results.

A-2